EnCana proposes to redeem three issues of medium term notes

CALGARY, Alberta (June 17, 2005) — EnCana Corporation (TSX, NYSE: ECA) plans to seek written consent from Canadian noteholders for approval of amendments to permit it to redeem three issues of non-callable medium term notes: EnCana’s 8.50% notes due March 15, 2011, 5.95% notes due June 2, 2008 and 5.50%/6.20% notes due June 23, 2028 (non-callable notes). With the consent of the noteholders, EnCana will amend the terms of the non-callable notes to permit their redemption at a price based on the Canada Yield Price. EnCana will then complete the redemption. The applicable trust indenture requires the written consent of at least 66⅔ percent of the principal amount of each of the three issues in order to effect the amendments. The Canada Yield Price is a price calculated in accordance with generally accepted financing practice to provide a yield to maturity for the particular issue equal to the yield for Government of Canada bonds of similar maturity.

RBC Capital Markets has indicated that it intends to acquire 66⅔ percent or more of each issue of the non-callable notes in the open market from Canadian noteholders, if available, at a price equal to the Canada Yield Price on the date of purchase. RBC Capital Markets has also indicated to EnCana that, if RBC Capital Markets purchases a principal amount of notes equal to or greater than 66⅔ percent of each issue of notes, RBC Capital Markets will consent to the necessary amendments to permit the redemption of the non-callable notes.

The aggregate face value of the notes is C$200 million. The proposed redemptions are in accordance with EnCana’s prior announced intentions to reduce its outstanding debt. A further announcement will be made with additional information when available.

EnCana Corporation
With an enterprise value of approximately US$44 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the company’s plans to seek noteholder consent and redeem the non-callable notes; anticipated growth potential and success of the company’s resource play portfolio and the expected characteristics of resource plays; and anticipated total resource life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the ability of RBC Capital Markets to acquire at least 66⅔ percent of each issue of non-callable notes; volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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